UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41974

Intelligent Group Limited

Unit 1203C, Level 12, Admiralty Centre,
Tower 1, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Intelligent Group Limited Announces Changes to the Board of Directors and Chief Financial Officer

Hong Kong, December 29, 2025 — Intelligent Group Limited (NASDAQ: INTJ) (the “Company”) announced the appointment of (i) Mr. Yuan Nianci as a director to its board of directors (the “Board”), Mr. Wang Zhongwei as an independent director of the Board, a member of the audit committee of the Board and a member of the nominating committee of the Board, and Ms. Ye Sha as an independent director of the Board and a member of the compensation committee of the Board, effective December 22, 2025, and (ii) Mr. He Xuan as chief financial officer of the Company, effective December 22, 2025.

Mr. Yuan Nianci serves as an executive director of the Company. Mr. Yuan has extensive experience in the operation and management of listed companies across different capital markets. In 2023, Mr. Yuan joined XJ International Holdings Co., Ltd. (HKEx: 01765), a leading private higher education enterprise, as the assistant to the group president, where he participated in the management of major corporate projects and coordination of various corporate governance matters. Since 2024, Mr. Yuan has been serving at Gifore Agriculture Science & Technology Service Co., Ltd (300022.SZ) as the assistant to the general manager of the chain development and management center, where he is involved in strategic execution, nationwide operation management and administrative coordination. Mr. Yuan obtained a master’s degree in finance from Chongqing University and a bachelor’s degree from Northeast University.

Mr. Wang Zhongwei serves as an independent director of the Company. Mr. Wang has over 25 years of professional experience in banking operations, asset management, equity investment, M&A and restructuring, mezzanine financing & investment, and alternative investments, having participated in the management of investment and financing transactions totaling over RMB 50 million. Mr. Wang is currently the president of Oceanwide Investment Group Co., Ltd., where he is responsible for overseeing investment projects spanning artificial intelligence, intelligent manufacturing, new energy and advanced materials. Mr. Wang has led investments in notable portfolio companies including QingCloud, Inspur Cloud, SICC, Huaguang Optoelectronics, CEC Cloud Link, Tianhe Magnetic Materials and XCMG Machinery. He has also established and managed multiple RMB-denominated and US dollar-denominated funds. Prior to joining Oceanwide Investment Group, Mr. Wang held various positions at several financial institutions, including Bank of China, China Orient Asset Management Co., Ltd., BOC Holdings Co., Ltd. and Minxin Capital Investment Management Co., Ltd., where he was engaged in equity investment, asset management and investment banking. Mr. Wang obtained a bachelor’s degree in public finance from Shandong University and holds securities and fund practice qualifications.

Ms. Ye Sha serves as an independent director of the Company. Ms. Ye has approximately 15 years of experience in the financial industry, with professional experience spanning domestic banking institutions and international investment platforms. From 2011 to 2024, Ms. Ye worked at China Minsheng Bank, where she serves as the managing director. Subsequently in 2025, Ms. Ye joined EWpartners, an international investment institution, where she currently serves as an executive director and is involved in cross-border investment and fund management activities, with a focus on Sino-Middle Eastern bilaterial funds and other cross-border investments. Ms. Ye obtained a master’s degree in science from University College London.

Mr. He Xuan serves as the chief financial officer of the Company. Mr. He has over 30 years of experience in financial management and listed company governance across various industries. From 1999 to 2017, Mr. He served at Huaxi Hope Group Co., Ltd. (Chengdu), where he successively held position of financial manager of subsidiary, and was responsible for group-wide financial management and fund control. From 2017, Mr. He served as chief financial officer of XJ International Holdings Co., Ltd. (HKEx: 01765, formerly known as Hope Education Group Co., Ltd.). From March 2021 to April 2025, Mr. He worked at Dingli Co., Ltd. (300050.SZ), serving as chief financial officer and non-independent director, where he was responsible for financial strategy, internal control and audit supervision. Since 2025, Mr. He has been serving at Hope College of Southwest Jiaotong University as vice president, overseeing the college’s financial affairs.

The Company also announced the resignation of Mr. Yao Yao, Mr. Wong Heung Ming Henry and Mr. Wong Siu Ki as directors of the Company, effective December 22, 2025, and the resignation of Ms. Woo Ka Yee as the chief financial officer of the Company, effective November 30, 2025. Such resignation did not result from any disagreement with the Company.

After the changes, the Board will consist of seven members, comprising of two executive directors, one non-executive director and four independent directors.

Forward-Looking Statements

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

About Intelligent Group Limited

Intelligent Group Limited is a professional services provider that principally engages in the provision of financial PR services. The company provides a substantial number of holistic and comprehensive financial PR services to its clients through Intelligent Joy Limited, its key operating entity in Hong Kong. It advises its clients on their communications and reputation management efforts. Its financial PR services include creating multi-stakeholder communications programs, arranging press conferences and interviews, participating in the preparation of news releases and shareholders’ meetings, monitoring news publications, identifying shareholders, targeting potential investors, organizing corporate events, and implementing crisis management policies and procedures.

For more information, please visit Intelligent Group’s website: www.intelligentjoy.com.

For enquiry, please contact Intelligent Group Limited:

Annie Lin

Phone: (852) 57496688

Email: anne.lin@intelligentjoy.com

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Director, Chief Executive Officer, and Chairlady of the Board

Date: December 29, 2025

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